Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com
BROADCAST ASIA Booth 8B3-01

OPTIBASE BRINGS TURNKEY IPTV SOLUTIONS AND ADVANCED MPEG-4 VIDEO ENCODING
TO BROADCAST ASIA 2006

Optibase digital encoding platforms allow streaming of multiple digital TV channels over IP

        HERZLIYA, Israel, June 6, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will demonstrate its IPTV and digital video solutions at Broadcast Asia 2006, June 20-23, 2006 in Singapore. The company will showcase Optibase’s flexible model design providing customers with future-proof video solutions to meet the evolving requirements of Telcos and service providers.

Visitors to the Optibase booth (8B3-01) will see the following demonstrations:
—	A turnkey solution for IPTV with Optibase MGW-1100 integrated carrier grade TV streaming platform, Orca Interactive’s middleware service delivery platform and BitBand video servers streaming MPEG-2 video. Optibase can deliver turnkey all-in-one solutions, in addition to its encoders or transcoders, by providing systems integration and bringing together components from IPTV ecosystem partners.
—	Live encoding of MPEG-4 AVC High Definition (HD) resolution technology, providing efficient HD bandwidth utilization without compromising video quality and allows the use of existing MPEG-2 content which requires no additional decoding or processing equipment. MPEG-4 AVC HD is currently the only format that enables Telcos to provide high definition channels to DSL subscribers.
—	MPEG-2 HD encoding and decoding through Optibase MovieMaker 200 HD, designed for professional quality ingest of HD for broadcasting, video on demand (VOD), ad insertion, program initiation and post-production studios, as well as for integrators working on high-resolution military simulation or surveillance projects.
—	Also, on display at the Optibase booth, a professional digital video ingest system co-developed with Venaca Inc. leading provider of media asset management solutions. When part of a Digital Asset Management (DAM) system, the integrated solution enables top quality video capture, Edit Decision List (EDL) creation, annotation archive retrieval, editing and asset management at the same time

        “With MPEG-4, operators can reach more people with IPTV services, delivering additional streams to each home,” said Yossi Aloni, vice president of marketing, Optibase. “Telcos want to deliver services like HDTV in order to stay competitive with satellite and cable, Optibase’s MPEG-4 technology and our proven interoperability with leading STBS, will enable Telcos to deploy advanced HDTV that will help them generate revenue and sustain subscribers.”

OPTIBASE BRINGS TURNKEY IPTV SOLUTIONS AND ADVANCED MPEG-4 AND DVB-H ENCODING TO BROADCAST ASIA 2006/PAGE 2

        Optibase will also discuss the recent announcement that it was selected by India’s state-owned major telecom, MTNL, to provide encoding solutions for the first IPTV deployment to go live in India.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.